Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 14, 2018

H. Roger Schwall

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trident Acquisitions Corp. Draft Registration Statement on Form S-1 Submitted March 6, 2017 CIK No. 0001673481

Dear Mr. Schwall:

On behalf of our client, Trident Acquisitions Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 3, 2017 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

H. Roger Schwall March 14, 2018 Page 2

Our Investment Strategy, page 53

1.	Please provide us with precise, independent support for the assertions regarding the 1.valuation disparities which appear in the first paragraph of this section. Include the specific portions upon which you rely; if you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. We refer you to prior comment 1.

Response: The Company has deleted the language relating to the valuation disparities in response to the Staff’s comments.

Financial Statements

Statement of Cash Flows, page F-6

2.	Please revise your statement of cash flows to present cash disbursements for deferred offering costs as a financing activity, or explain why you believe its current classification as an operating activity is appropriate.

Response: The Statements of Cash Flows has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner